Johnson Controls, Inc.
5757 N. Green Bay Avenue
Milwaukee, WI 53209
Tel 414-524-2516
Fax 414-524-2077

January 20, 2012

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
Washington, DC 20549-7010

Re:	Johnson Controls, Inc.

Commission letter dated January 6, 2012

Commission File No. 1-05097

Response letter dated January 20, 2012

Dear Ms. Blye:

In response to the comment letter dated January 6, 2012 relating to Johnson Controls, Inc.’s (the Company’s) Annual Report on Form 10-K for its fiscal year ended September 30, 2011, the following are the Company’s responses to the Commission’s comments. For your convenience, we have included the text of the Commission’s comment in each case.

General

1.	The Commission’s comment was as follows:

We note your disclosure on pages 8 and 26 that you operate in Latin America and the Middle East, regions generally understood to include Cuba, Iran, Sudan and Syria. Cuba, Iran, Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. We also note from your website that one of the projects of York Process Systems comprises propane centrifugal drivelines for a gas processing plant in Syria. In addition, we are aware of publicly available reports that you have a joint venture for automotive interior systems and components with Chery Automobile, a Chinese company that manufactures and sells cars in Iran and Syria.

Please describe to us the nature and extent of your past, current and anticipated contacts with Cuba, Iran, Sudan and Syria, whether through subsidiaries, distributors, joint ventures, or other direct or indirect arrangements, since your letter to us dated September 9, 2008. Your response should describe any products, equipment, components, technology, software, or services you have provided into Cuba, Iran, Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of the referenced countries or entities controlled by them.

As supplemental information, please be advised of the following:

The Company has policies and procedures in place that preclude direct or indirect sales to or other business arrangements or contacts with Cuba, Iran, Sudan and Syria, except if authorized under U.S. economic sanctions and U.S. export control laws.

We acknowledge that our website indicated that one of the projects of York Process Systems comprises propane centrifugal drivelines for a gas processing plant in Syria. This was a sale made in 2000 by York International Corporation, which was acquired by Johnson Controls in 2005. As part of its compliance review, the Company disclosed the Syria project in 2006 to the U.S. Government, and this matter was resolved. The details of relevant disclosures to OFAC and BIS in this matter were communicated to your office in August 2008. We have removed this outdated reference to the York project in Syria from our website, and are instituting processes to ensure that we no longer reference such outdated projects on our website.

The Company has two joint ventures for automotive interior systems and components which include Chery Automobile as one of the shareholders. These joint ventures supply systems and components to Chery Automobile, and neither of the joint ventures sources any components or services from the United States. In addition, a third joint venture in China involving a subsidiary of Chery Automobile has not yet commenced operations and has no plans to purchase any components or services from the United States; nor to our knowledge will any products or services supplied by this joint venture be included in any vehicles sold into Iran or Syria.

Further, the Company, through foreign subsidiaries of its Building Efficiency business unit, sold a total of approximately $355,000 worth of products into Sudan over the last four fiscal years. These sales supported U.S. Government contracts at the U.S. Embassy, both directly to the U.S. Embassy, valued at approximately $43,000 and indirectly as a supplier to customers, valued at approximately $312,000. These transactions were authorized under U.S. economic sanctions and U.S. export control laws.

Since the Company’s letter to the Commission dated September 9, 2008, the Company has no other past, current or anticipated business contacts with Cuba, Iran, Sudan and Syria, whether directly or through subsidiaries, distributors, joint ventures, or other direct or indirect arrangements, except as authorized under U.S. economic sanctions and U.S. export control laws and except as noted above. The Company has not provided any products, equipment, components, technology, software, or services into Cuba, Iran, Sudan and Syria, directly or indirectly, and has no agreements, commercial arrangements, or other business contacts with the governments of the referenced countries or entities controlled by them, except as authorized under U.S. economic sanctions and U.S. export control laws.

2.	The Commission’s comment was as follows:

Please discuss for us the materiality of the contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Cuba, Iran, Sudan, or Syria.

As supplemental information, please be advised of the following:

The Company has no operating entities in Cuba, Iran, Sudan, and Syria and concluded that it has no business contacts with these countries that would constitute a material investment risk for our security holders. In particular, the sales into Sudan that we discuss above involve a dollar amount that is clearly immaterial to the Company’s consolidated financial statements. In addition, the sales involve products sold to the U.S. Embassy that were authorized under U.S. economic sanctions and U.S. export control laws. As a result, the Company does not believe there is a risk of material negative investor sentiment. The Company does anticipate future business dealings, both directly and indirectly, with the U.S. Government to support the maintenance of its embassy in Sudan; however, all such business activities will be consistent with applicable U.S. legal requirements and the Company’s policies and procedures.

In addition, as requested by the Commission, the Company acknowledges the following representations:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to provide responses and clarifications to the comments raised in your correspondence of January 6, 2012. If there are any further comments or questions, please do not hesitate to contact me at 414-524-3422.

Very truly yours,

JOHNSON CONTROLS, INC.

/s/ R. Bruce McDonald

R. Bruce McDonald

Executive Vice President and

Chief Financial Officer

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